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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                           REPORT OF A FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                Director's Share Purchase on September 28th 2000



                               GEMINI GENOMICS PLC

                 (Translation of registrant's name into English)


                                162 SCIENCE PARK,
                                  MILTON ROAD,
                                   CAMBRIDGE,
                                    CB4 OGH.
                                     ENGLAND

                    (address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                              FORM 20-F  X  FORM 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)



                                 YES     NO   X




 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)


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Yesterday,February 15,2001, Mr Jeremy Ingall, non-executive director of Gemini
Genomics plc,purchased 10,000 ADSs in the open market. The average purchase price was $4.9375


Gemini Genomics maintains a company policy, on a voluntary basis, to disclose purchases or sales by officers and directors of shares or ADSs of Gemini Genomics plc.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               GEMINI GENOMICS PLC

                                  (Registrant)


Date: February 16,2001                             By: /s/ Roger Dickinson
                                               Mr Roger Dickinson
                                               Chief Corporate Officer